Exhibit 99.1

Mecox Lane Announces Dismissal of Class Action Lawsuit

SHANGHAI, December 3, 2012— Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), which operates one of China’s leading online platforms for apparel and accessories, announced today that the previous judgment of the United States District Court for the Southern District of New York to dismiss a class action lawsuit filed against the Company and several of its officers and directors was affirmed by the United States Court of Appeals for the Second Circuit.

On November 29, 2012, in the case of Westend Group v. Mecox Lane Limited, et al., No. 12-1326-cv, the Court of Appeals affirmed, by a summary order of a three-judge panel, Mecox Lane’s victory in District Court, where the plaintiff’s claims under Section 11 of the Securities Act, along with derivative claims under Section 15 of the Securities Act, were dismissed without prejudice.  The Court of Appeals held, as the District Court had previously held, that the plaintiff had failed to state a Section 11 claim upon which relief could be granted. The Company is allowed to file a record of all allowable costs incurred to be paid by plaintiff.  The Company intends to do so.

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq:MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2011. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as other selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com